Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$38,311	$73,771
Accounts receivable	365,110	378,712
Inventory	46,255	43,300
Assets held for sale	—	5,501
Total current assets	449,676	501,284
Non-current assets:
Deferred tax assets	2,228	6,559
Property, plant and equipment	2,267,036	2,356,173
Intangibles	10,353	12,997
Right-of-use assets	59,358	66,032
Finance lease receivables	4,395	4,806
Investments and other assets	7,849	8,464
Total non-current assets	2,351,219	2,455,031
Total assets	$2,800,895	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$264,296	$314,355
Income taxes payable	2,355	3,778
Current portion of lease obligations	18,039	20,559
Total current liabilities	284,690	338,692

Non-current liabilities:
Share-based compensation (Note 7)	11,278	13,666
Provisions and other	7,213	7,472
Lease obligations	48,111	54,566
Long-term debt (Note 5)	687,732	812,469
Deferred tax liabilities (Note 11)	94,609	47,451
Total non-current liabilities	848,943	935,624
Equity:
Shareholders’ capital (Note 8)	2,264,396	2,301,729
Contributed surplus	79,591	77,557
Accumulated other comprehensive income	175,451	199,020
Deficit	(856,817)	(900,834)
Total equity attributable to shareholders	1,662,621	1,677,472
Non-controlling interest	4,641	4,527
Total equity	1,667,262	1,681,999
Total liabilities and equity	$2,800,895	$2,956,315

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue (Note 3)	$462,250	$477,155	$1,365,196	$1,434,157
Expenses:
Operating	313,827	311,467	916,640	936,383
General and administrative	30,791	23,263	85,327	97,079
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	117,632	142,425	363,229	400,695
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Foreign exchange	717	849	(533)	772
Finance charges (Note 6)	13,751	16,914	44,368	53,472
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Earnings before income taxes	27,225	53,062	101,233	133,912
Income taxes:
Current	1,133	2,297	3,307	4,659
Deferred (Note 11)	32,564	11,582	52,964	32,853
	33,697	13,879	56,271	37,512
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Attributable to:
Shareholders of Precision Drilling Corporation	$(6,761)	$39,183	$44,017	$96,400
Non-controlling interests	$289	$—	$945	$—
Net earnings (loss) per share attributable to share- holders of Precision Drilling Corporation (Note 9):
Basic	$(0.51)	$2.77	$3.28	$6.74
Diluted	$(0.51)	$2.31	$3.09	$6.73

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	30,777	(16,104)	(49,327)	30,409
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(14,715)	9,536	25,758	(19,283)
Comprehensive income	$9,590	$32,615	$21,393	$107,526
Attributable to:
Shareholders of Precision Drilling Corporation	$9,301	$32,615	$20,448	$107,526
Non-controlling interests	$289	$—	$945	$—

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash provided by (used in):
Operations:
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Adjustments for:
Long-term compensation plans	5,608	2,620	11,998	14,490
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Unrealized foreign exchange	1,380	815	(1,034)	965
Finance charges	13,751	16,914	44,368	53,472
Income taxes	33,697	13,879	56,271	37,512
Other	2	27	(19)	120
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Income taxes paid	(593)	(508)	(4,760)	(4,842)
Income taxes recovered	5	58	5	58
Interest paid	(26,987)	(31,692)	(60,245)	(69,435)
Interest received	211	426	966	1,558
Funds provided by operations	96,541	113,322	310,673	342,837
Changes in non-cash working capital balances	(20,672)	(33,648)	(23,890)	(23,545)
Cash provided by operations	75,869	79,674	286,783	319,292

Investments:
Purchase of property, plant and equipment	(69,326)	(63,797)	(182,064)	(157,747)
Purchase of intangibles	—	(51)	—	(51)
Proceeds on sale of property, plant and equipment	6,200	5,647	21,794	21,825
Proceeds from sale of investments and other assets	—	—	—	3,623
Purchase of investments and other assets	(10)	(7)	(21)	(7)
Receipt of finance lease payments	209	207	626	591
Changes in non-cash working capital balances	1,733	19,149	5,220	(9,266)
Cash used in investing activities	(61,194)	(38,852)	(154,445)	(141,032)

Financing:
Issuance of long-term debt	128,780	10,900	138,780	10,900
Repayment of long-term debt	(138,475)	(59,658)	(239,439)	(162,506)
Repurchase of share capital (Note 8)	(8,802)	(16,891)	(54,058)	(50,465)
Issuance of common shares from the exercise of options	208	495	208	686
Debt amendment fees	(697)	—	(697)	(1,317)
Distributions to non-controlling interest	(831)	—	(831)	—
Lease payments	(3,854)	(3,586)	(11,363)	(10,005)
Funding from non-controlling interest	—	4,392	—	4,392
Cash used in financing activities	(23,671)	(64,348)	(167,400)	(208,315)
Effect of exchange rate changes on cash	609	(403)	(398)	177
Decrease in cash	(8,387)	(23,929)	(35,460)	(29,878)
Cash, beginning of period	46,698	48,233	73,771	54,182
Cash, end of period	$38,311	$24,304	$38,311	$24,304

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	44,017	44,017	945	44,962
Other comprehensive income for the period	—	—	(23,569)	—	(23,569)	—	(23,569)
Share options exercised	299	(91)	—	—	208	—	208
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(831)	(831)
Share repurchases (Note 8)	(49,889)	—	—	—	(49,889)	—	(49,889)
Redemption of non-management directors share units	606	(606)	—	—	—	—	—
Share-based compensation expense	—	5,521	—	—	5,521	—	5,521
Balance at September 30, 2025	$2,264,396	$79,591	$175,451	$(856,817)	$1,662,621	$4,641	$1,667,262

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	96,400	96,400	—	96,400
Other comprehensive income for the period	—	—	11,126	—	11,126	—	11,126
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share options exercised	978	(292)	—	—	686	—	686
Share repurchases	(51,050)	—	—	—	(51,050)	—	(51,050)
Redemption of non-management directors share units	176	(176)	—	—	—	—	—
Share-based compensation expense	—	3,517	—	—	3,517	—	3,517
Funding from non-controlling interest	—	—	—	—	—	4,392	4,392
Balance at September 30, 2024	$2,337,079	$76,656	$158,602	$(915,629)	$1,656,708	$4,392	$1,661,100

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2024.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2024.

These condensed interim consolidated financial statements were approved by the Board of Directors on October 22, 2025.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2024.

The impacts of geopolitical events, such as the imposed tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$200,434	$74,612	$—	$(3,305)	$271,741
United States	142,794	—	—	—	142,794
International	47,715	—	—	—	47,715
	$390,943	$74,612	$—	$(3,305)	$462,250

Day rate/hourly services	$387,660	$74,612	$—	$(791)	$461,481
Other	3,283	—	—	(2,514)	769
	$390,943	$74,612	$—	$(3,305)	$462,250

Three Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$215,109	$69,875	$—	$(2,074)	$282,910
United States	143,624	3,199	—	—	146,823
International	47,422	—	—	—	47,422
	$406,155	$73,074	$—	$(2,074)	$477,155

Day rate/hourly services	$403,902	$73,074	$—	$(195)	$476,781
Shortfall payments/idle but contracted	54	—	—	—	54
Other	2,199	—	—	(1,879)	320
	$406,155	$73,074	$—	$(2,074)	$477,155

Nine Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$615,899	$206,156	$—	$(8,434)	$813,621
United States	401,221	1,722	—	—	402,943
International	148,632	—	—	—	148,632
	$1,165,752	$207,878	$—	$(8,434)	$1,365,196

Day rate/hourly services	$1,152,627	$207,878	$—	$(2,243)	$1,358,262
Shortfall payments/idle but contracted	4,975	—	—	—	4,975
Other	8,150	—	—	(6,191)	1,959
	$1,165,752	$207,878	$—	$(8,434)	$1,365,196

Nine Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$617,115	$214,777	$—	$(6,955)	$824,937
United States	443,656	11,210	—	—	454,866
International	154,354	—	—	—	154,354
	$1,215,125	$225,987	$—	$(6,955)	$1,434,157

Day rate/hourly services	$1,207,438	$225,987	$—	$(550)	$1,432,875
Shortfall payments/idle but contracted	54	—	—	—	54
Other	7,633	—	—	(6,405)	1,228
	$1,215,125	$225,987	$—	$(6,955)	$1,434,157

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 60% (2024 – 58%) of consolidated revenue for the nine months ended September 30, 2025 and 43% (2024 – 41%) of consolidated total assets as at September 30, 2025. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$390,943	$74,612	$—	$(3,305)	$462,250
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	116,860	19,271	(18,499)	—	117,632
Depreciation and amortization	71,337	5,715	2,435	—	79,487
Gain on asset disposals	(1,714)	(846)	(894)	—	(3,454)
Foreign exchange	315	9	393	—	717
Finance charges	147	94	13,510	—	13,751
Loss (gain) on investments and other assets	(473)	—	379	—	(94)
Income taxes	19,315	(141)	14,523	—	33,697
Net earnings (loss) for reportable segments	27,933	14,440	(48,845)	—	(6,472)
Total assets	2,426,270	242,074	132,551	—	2,800,895
Capital expenditures	65,041	4,259	26	—	69,326

Three Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$406,155	$73,074	$—	$(2,074)	$477,155
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	133,235	19,741	(10,551)	—	142,425
Depreciation and amortization	67,215	5,436	2,422	—	75,073
Gain on asset disposals	(2,331)	(946)	(46)	—	(3,323)
Foreign exchange	179	5	665	—	849
Finance charges	446	114	16,354	—	16,914
Loss (gain) on investments and other assets	—	—	(150)	—	(150)
Income taxes	10,914	431	2,534	—	13,879
Net earnings (loss) for reportable segments	56,812	14,701	(32,330)	—	39,183
Total assets	2,495,082	251,955	140,959	—	2,887,996
Capital expenditures	58,000	5,648	200	—	63,848

Nine Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,165,752	$207,878	$—	$(8,434)	$1,365,196
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	364,298	46,693	(47,762)	—	363,229
Depreciation and amortization	205,091	16,938	7,352	—	229,381
Gain on asset disposals	(7,153)	(4,659)	(939)	—	(12,751)
Foreign exchange	274	27	(834)	—	(533)
Finance charges	536	299	43,533	—	44,368
Loss (gain) on investments and other assets	895	—	636	—	1,531
Income taxes	11,265	(496)	45,502	—	56,271
Net earnings (loss) for reportable segments	153,390	34,584	(143,012)	—	44,962
Total assets	2,426,270	242,074	132,551	—	2,800,895
Capital expenditures	171,364	10,491	209	—	182,064

Nine Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,215,125	$225,987	$—	$(6,955)	$1,434,157
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	406,662	50,786	(56,753)	—	400,695
Depreciation and amortization	204,999	15,314	6,791	—	227,104
Gain on asset disposals	(8,885)	(2,463)	(2,887)	—	(14,235)
Foreign exchange	425	8	339	—	772
Finance charges	1,403	315	51,754	—	53,472
Loss (gain) on investments and other assets	—	—	(330)	—	(330)
Income taxes	(7,654)	108	45,058	—	37,512
Net earnings (loss) for reportable segments	216,374	37,504	(157,478)	—	96,400
Total assets	2,495,082	251,955	140,959	—	2,887,996
Capital expenditures	143,253	13,495	1,050	—	157,798

NOTE 5. LONG-TERM DEBT

		U.S. Denominated Facilities			Translated Facilities

		September 30,		December 31,	September 30,	December 31,
		2025		2024	2025	2024

Long-Term Debt
Senior Credit Facility:
U.S. Denominated Borrowings	US	$80,000	US	$12,000	$111,321	$17,252
Canadian Denominated Borrowings		—		—	28,000	—
Unsecured Senior Notes:
7.125% senior notes due 2026		—		160,000	—	230,026
6.875% senior notes due 2029		400,000		400,000	556,604	575,064
	US	$480,000	US	$572,000	695,925	822,342
Less net unamortized debt issue costs and original issue discount					(8,193)	(9,873)
					$687,732	$812,469

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$—	$—
Long-term	17,252	805,090	(9,873)	812,469
December 31, 2024	17,252	805,090	(9,873)	812,469
Changes from financing cash flows:
Proceeds from Senior Credit Facility	138,780	—	—	138,780
Repayment of unsecured senior notes	—	(222,329)	—	(222,329)
Repayment of Senior Credit Facility	(17,110)	—	—	(17,110)
Payment of debt issue costs	—	—	(736)	(736)
	138,922	582,761	(10,609)	711,074
Amortization of debt issue costs	—	—	1,869	1,869
Reclassification of loan commitment fees	—	—	547	547
Foreign exchange adjustment	399	(26,157)	—	(25,758)
September 30, 2025	$139,321	$556,604	$(8,193)	$687,732

Current	$—	$—	$—	$—
Long-term	139,321	556,604	(8,193)	687,732
September 30, 2025	$139,321	$556,604	$(8,193)	$687,732

During the third quarter, Precision fully redeemed the 2026 unsecured senior notes. The redemption was executed at par value, comprising US$100 million in principal and US$1 million in accrued interest. The transaction was financed through a combination of cash on hand and proceeds drawn from the Senior Credit Facility.

During the third quarter, Precision extended its Senior Credit Facility's maturity date and amended certain terms of the facility. The maturity date was extended from June 28, 2027 to October 31, 2028, with the exception of US$43 million, which will mature on June 28, 2027.

a)       Covenants

As at September 30, 2025, Precision was in compliance with the covenants of the Senior Credit Facility.

	Covenant	As at September 30, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.29
Consolidated covenant EBITDA to consolidated interest expense	>2.50	8.54
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Interest:
Long-term debt	$12,351	$15,341	$40,063	$49,008
Lease obligations	990	1,122	3,128	3,204
Other	(118)	17	2	266
Income	(291)	(416)	(1,202)	(1,761)
Amortization of debt issue costs, loan commitment fees and original issue discount	819	850	2,377	2,755
Finance charges	$13,751	$16,914	$44,368	$53,472

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2024	$11,560	$35,443	$10,855	$57,858
Expensed during period	3,329	10,024	(1,003)	12,350
Settlement in shares	(1,920)	(6,941)	—	(8,861)
Payments and redemptions	(6,772)	(21,582)	—	(28,354)
Foreign exchange	(47)	(46)	—	(93)
September 30, 2025	$6,150	$16,898	$9,852	$32,900

Current	$4,079	$7,691	$9,852	$21,622
Long-term	2,071	9,207	—	11,278
	$6,150	$16,898	$9,852	$32,900

(a)              Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2024	179,760	497,053
Granted	67,480	156,763
Redeemed	(102,849)	(230,252)
Forfeited	(8,142)	(8,684)
September 30, 2025	136,249	414,880

(b)              Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director DSU plan is presented below:

DSUs Outstanding
December 31, 2024	123,473
Granted	1,886
September 30, 2025	125,359

Equity Settled Plans

(c)               Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2024	92,492	$85.48
Granted	89,291	80.35
Redeemed	(36,241)	87.07
Forfeited	(4,152)	82.01
September 30, 2025	141,390	$81.93

Included in net earnings (loss) for the three and nine months ended September 30, 2025 were expenses of $2 million (2024 – $1 million) and $5 million (2024 – $3 million), respectively.

(d)              Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2024	11,960	$87.00	—	87.00	$87.00	11,960
Forfeited	(11,960)	87.00	—	87.00	87.00
September 30, 2025	—	$—	—	—	$—	—

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2024	60,052	$51.20	—	72.46	$66.44	60,052
Exercised	(2,935)	$51.20	—	51.20	51.20
Forfeited	(51,457)	68.80	—	72.46	68.99
September 30, 2025	5,660	$51.20	—	51.20	$51.20	5,660

(e)              Non-Management Directors – Deferred Share Unit Plans

A summary of the activity under the non-management director DSU plans is presented below:

Deferred share units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2024	1,470	2,753
Granted	—	12,658
Redeemed	—	(8,395)
June 30, 2025	1,470	7,016

Included in net earnings (loss) for the three and nine months ended September 30, 2025 were expenses of nil (2024 – $0.4 million) and $1 million (2024 – $0.4 million), respectively.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2024	13,779,502	$2,301,729
Reversal of share repurchase accrual — December 31, 2024	—	10,000
Share repurchase accrual — September 30, 2025	—	(5,000)
Settlement of PSUs and RSUs	150,068	11,651
Share options exercised	2,935	299
Share repurchases	(767,422)	(54,889)
Redemption of non-management directors share units	8,395	606
September 30, 2025	13,173,478	$2,264,396

(a)       Normal Course Issuer Bid

During the third quarter of 2025, the Toronto Stock Exchange (TSX) approved the renewal of Precision's Normal Course Issuer Bid (NCIB). Pursuant to the NCIB, the Corporation has been authorized by the TSX to repurchase and cancel up to a maximum of 1,251,850 common shares. The NCIB will terminate no later than September 18, 2026. For the period ended September 30, 2025, Precision repurchased and cancelled a total of 767,422 (2024 – 543,778) common shares for $54 million (2024 – $50 million) and recorded $1 million (2024 – $1 million) of Canadian share buy back tax.

(b)       Automated Share Purchase Plan

Prior to September 30, 2025, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the repurchase of common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation recorded a liability for purchases estimated to occur during the blackout period based on the parameters of the NCIB and the ASPP. As at September 30, 2025, Precision recorded a liability in accounts payable with a corresponding decrease to share capital of $5 million.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net earnings (loss) attributable to shareholders – basic	$(6,761)	$39,183	$44,017	$96,400
Effect of share options and other equity compensation plans	—	(4,802)	(580)	—
Net earnings (loss) attributable to shareholders – diluted	$(6,761)	$34,381	$43,437	$96,400

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2025	2024	2025	2024
Weighted average shares outstanding – basic	13,211	14,142	13,430	14,312
Effect of share options and other equity compensation plans	—	748	640	5
Weighted average shares outstanding – diluted	13,211	14,890	14,070	14,317

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest and the interest rate swap is classified as a derivative fair valued through profit or loss. The fair value of the unsecured senior note at September 30, 2025 was approximately $559 million (December 31, 2024 – $801 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes and interest rate swap is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. INCOME TAXES

During the quarter, the Corporation recognized a deferred income tax expense of $33 million, primarily attributable to the waiving of certain U.S. tax deductions. These deductions were waived to mitigate minimum taxes that the Corporation became subject to as a result of stronger operating results. Consequently, Precision expects to not be subject to U.S. income tax for several years. The waiving of these U.S. tax deductions has been accounted for as a change in tax estimate and adjusted prospectively, resulting in an increase to deferred tax expense and corresponding increase to the deferred tax liability. Precision continues to not recognize deferred income tax assets for certain international locations.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2025 TRADING PROFILE

Toronto (TSX: PD)

High: $83.00

Low: $67.83

Close: $78.38

Volume Traded: 4,812,673

New York (NYSE: PDS)

High: US$60.01

Low: US$46.44

Close: US$56.36

Volume Traded: 5,317,679

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR+ and is available at www.sedarplus.ca and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Carey T. Ford

Steven W. Krablin

Lori A. Lancaster

Susan M. MacKenzie

Kevin O. Meyers

David W. Williams

Alice L. Wong

OFFICERS

Carey T. Ford

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Shuja U. Goraya

Chief Technology Officer

Dustin D. Honing

Chief Financial Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Operating Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com